Exhibit 99.1

News Release

NYSE, TSX: NTR

March 7, 2023

Nutrien Releases 2023 ESG Report, Updating Progress Towards Value-Driven Sustainability Initiatives

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) is pleased to release its 2023 Environment, Social and Governance (ESG) Report. This year’s report outlines Nutrien’s 2022 progress towards its 2030 sustainability commitments, short-term goals and targets performance, and continuing improvement in ESG governance and risk management. Nutrien continues to drive sustainability in the field and in its own operations through direct grower, partner and industry relationships that create measurable, science-based, impacts.

“We remain focused on our Feeding the Future plan and related sustainability commitments with a goal to lead the next wave of agriculture’s evolution. In 2022, Nutrien made significant progress driving towards this goal, as we continued to collaborate with peers and competitors across the industry to find ways to help address some of the world’s biggest food and emissions challenges now and into the future,” says Tim Faveri, Vice President, Sustainability and Stakeholder Relations.

Highlights from the 2023 ESG Report include:

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Measured and documented approximately 1 million acres in North America and Australia on crops harvested in 2022. We continue to provide growers with whole-acre solutions that support sustainable and productive agriculture and aim to deliver improved environmental outcomes.

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Announced the evaluation of a new clean ammonia facility at our existing Geismar, LA site, with a potential capacity of 1.2 million tonnes of clean ammonia annually. A final investment decision is expected to follow in the second half of 2023.

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Invoiced approximately 30 percent of local spend across our potash business in Saskatchewan with direct Indigenous economic impact in 2022, exceeding Nutrien’s target of 25 percent. This reflects approximately CAD $270 million in contract opportunities with a direct positive impact within Indigenous communities in Saskatchewan.

•	Achieved both top-quartile Lost Time Injury and Total Recordable Injury performance across Retail, Nitrogen and Phosphate Business Units.

•	Completed external verification of our water stewardship practices through the Water Council’s WAVE program.

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Awarded a total of $500,000 to two ag-tech entrepreneurs committed to diversity and inclusion through the Radicle Inclusion Challenge presented by Nutrien, a pitch-day competition that aimed to accelerate inclusive investments in the agri-food industry.

Nutrien’s sustainability strategy aligns directly with the company’s core values of inclusion, safety, integrity and results. As a global leader in agribusiness, regular engagement with stakeholders including employees, investors, customers, suppliers, governments, Indigenous peoples and communities is integral in continuing the commitment to Nutrien’s environmental, social and governance performance.

To view Nutrien’s 2023 ESG Report, please click here.

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Such statements include, but are not limited to: Nutrien’s sustainability, climate change and ESG plans, initiatives and strategies, and Nutrien’s ESG commitments, goals and targets and its expectations regarding the achievement thereof.

Forward looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control including, but not limited to, that future business, regulatory and industry conditions and global economic conditions will be within the parameters expected by us. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this news release including, not limited to: Nutrien’s ability to develop and/or access technology; development and growth of end market demand for sustainable products and solutions; development and execution of strategies; government regulation, incentives, and initiatives; regulatory approvals; performance of third parties; and other unforeseen difficulties and risks.

For additional information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to the 2023 ESG Report, Feeding the Future Plan, as well as the 2022 Annual Report dated February 16, 2023 and the Annual Information Form dated February 16, 2023 for the year ended December 31, 2022, filed under Nutrien’s profile on SEDAR at www.sedar.com and with the Securities and Exchange Commission in the US at www.sec.gov.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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